Exhibit 99.4

PRESS RELEASE

Plastic Recycling: TotalEnergies Expands Activities in
Europe by Acquiring Iber Resinas

Paris, May 9, 2023 – TotalEnergies announces that it has acquired Spain-based Iber Resinas, an actor in the mechanical recycling of plastics for sustainable applications. With this transaction, TotalEnergies will increase its production of circular polymers in Europe, extend its range of recycled products, and enhance its access to feedstock through Iber Resinas’s network of suppliers.

Combining Recycling Know-How and Polymers Expertise

Iber Resinas recycles plastics (polypropylene, polyethylene, and polystyrene) derived from household and industrial waste in its two plants near Valencia, Spain. The company also has a large network of direct customers to whom it sells its products for the manufacture of automotive parts, packaging, or building materials.

Iber Resinas will leverage synergies with TotalEnergies’ operations to develop quality products and will benefit from the Company’s ability to accelerate its growth.

“This acquisition is a further step towards achieving our ambition of increasing the share of circular polymers in our plastics production to 30% by 2030,” said Nathalie Brunelle, Senior Vice President Polymers, Refining & Chemicals, at TotalEnergies. “We are pleased to welcome Iber Resinas’ teams and combine their recycling know-how with TotalEnergies’ polymers expertise.”

“Joining TotalEnergies is a great satisfaction, but also an opportunity to strengthen and develop Iber Resinas. It will allow us to jointly build on our work, knowledge, and development in Spain and the EU in the polymer recycling sector, and meet the new challenges and ambitions of our customers,” said Santiago Sanz and Borja Sanz, owners and managing directors of Iber Resinas.

Developing a Circular Economy for Plastics

By reducing the weight of many end-use applications, plastics improve their energy efficiency and reduce their carbon footprint. Moreover, producing them from recycled materials contributes to meeting the challenge of managing their end-of-life. Committed to promoting the circular economy in the use of plastics, TotalEnergies is working on all types of recycling:

•	In mechanical recycling, its subsidiary Synova is the French leader in the production of recycled polypropylene for sustainable applications for the automotive and construction industry, with a capacity of 45,000 tons at the end of 2022. In 2022, the Company also announced the construction of a new hybrid production line of 15,000-ton high-performance recycled polypropylene for automotive applications at its Carling – Saint-Avold platform in northeastern France.

•	In advanced recycling, TotalEnergies announced in September 2020 the construction of one of France's first advanced recycling plants at its Grandpuits zero-crude platform southeast of Paris, in partnership with Plastic Energy. In 2022, TotalEnergies signed additional offtake agreements with Plastic Energy and Honeywell for pyrolysis oil to pursue its development in advanced recycling in Europe and the U.S.

•	In bioplastics, TotalEnergies is also a world leader through its joint venture with Corbion, which operates a plant in Thailand producing 75,000 tons per year of polylactic acid (PLA), a 100% bio-based, recyclable, and biodegradable bioplastic.

Furthermore, TotalEnergies is a founding member of the Alliance to End Plastic Waste, which brings together around ninety companies, project partners, and supporters committed to implementing solutions to eliminate plastic waste in the environment, particularly in the oceans.

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About TotalEnergies and Polymers

TotalEnergies develops, produces, and sells polymers – polyethylene, polypropylene, polystyrene, their recycled equivalents and biopolymers – that can be incorporated in the plastics manufacturing process. Lighter than many alternative materials, they help reduce the carbon footprint of end-use applications through enhanced energy efficiency. TotalEnergies’ polymers experts in Europe, Asia and the United States are working alongside all the professionals in the value chain, including plastic manufacturers, research centers, waste collection and sorting companies, and their customers to accelerate the emergence of a circular economy. The Company is developing different plastic recycling processes and using renewable raw materials, with the ambition to produce 30% circular polymers by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Communication department Polymers: pol-com@totalenergies.com

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).